 As filed with the Securities and Exchange Commission on July 6, 2012

FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of the press releases by Banco de Chile issued on July 4 and 5, 2012, in connection with the erroneous forwarding of bank statement by electronic mail.

July 4, 2012

STATEMENTS BY ARTURO TAGLE

The Chief Executive Officer of Banco de Chile announced today a series of measures after the error committed by Xerox Chile in the forwarding process of bank statement by electronic mail.

 “As Banco de Chile deems these facts unacceptable we are assessing the initiation of legal actions against those responsible of the problem”, assured Arturo Tagle, Chief Executive Officer of the institution.

We have been dedicated in the last hours to correct definitively this situation and to adopt protective measures for the information erroneously received by our clients. We are requesting that addressees delete electronic mails”, explained Tagle.

“It is important to clarify that information erroneously received by means of an electronic mail maintains its condition of private information protected by the rules of confidentiality, in a manner that any use or dissemination may generate legal liabilities”, affirmed the executive officer.

“Likewise we are reinforcing security measures related to the procedures of forwarding bank statements as a way to avoid that facts of this nature may happen again”, explains Tagle.  “I would like to reiterate our deepest apologies to the clients”.

“The protection of the information we handle is our main concern and as such we work with world class leading providers in all of our processes”.

Arturo Tagle informed that according to the requests received Banco de Chile is preparing responses to the Superintendency of Banks and Financial Institutions and to the National Service of Consumers.

Press Release

July 5, 2012

BANCO DE CHILE REITERATES APOLOGIES AND INFORMS THE NUMBER OF BANKING STATEMENTS ERRONEOUSLY SENT

Banco de Chile informed today that the total number of bank statements sent in error reached 7.7% of its bank account holders, equivalent to 52,770 persons.

The Bank reiterates its apologies to its clients and sent its response to the regulator.

As the internal investigation conducted by our service supplier Xerox concluded, Banco de Chile informed today that 52,770 bank statements of the month of June – representing 7.7% of the total number of bank account holders – were forwarded to different clients.

“Independently from the origin of the problem, Banco de Chile will honor and assume, in full, obligations derived from contract or from the law to its clients”,  indicated by Arturo Tagle, Chief Executive Officer of this institution.  “We will analyze on a case by case basis in order to determine the effects that the error may have had and will adopt corresponding measures. I would like to reiterate our deepest apologies to the clients for what happened”, he said.

            As the forwarding error was corrected 100%, the clients did receive on Wednesday morning (yesterday) their bank statements, together with a message in which the bank explained the situation requesting addressees the deletion of electronic mails received in error.

Arturo Tagle stated that "the intention of Banco de Chile has never been that clients feel uncomfortable at the moment of requesting them the deletion of the information received by error, but to seek the protection and confidentiality of the data of other clients".

Likewise, as of today the Bank provided response to the inquiries of the SBIF, and will send a report to the SERNAC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2012

Banco de Chile

/S/
By:	Arturo Tagle Q. CEO